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Lifograph

software technology artificial intelligence

The Wiki of People: search engine and networking platform for people & companies

LIFOGRAPH.COM SANTA CLARA





Lifograph
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Christian Shelton
About Dea Wilson
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$6.75M cap, 20% discount

Since information about people & companies is scattered across millions of websites, we've experienced first-hand how time-consuming and difficult it can be to find the right people at the right time. We create chronological timelines and connection maps in order to help you find exactly the people & companies you need, in just a click of a button.

Dea Wilson CEO and Founder @ Lifograph



ABOUT UPDATES 0 GRAPEVINE 17 ASK A QUESTION 0

Why you may want to support us...

1. 463,000+ crowdsourced profiles
2. 1.2M+ aggregated connections
3. 30,000 organic page views/month
4. Advisors include General Manager at Microsoft and former COO at Salesforce
5. Featured in Forbes, Entrepreneur, Inc., Investor Business Daily, Profit.ro, Startups.co, The Next Web, Social Geek, etc.
6. Founder is a Wharton MBA & Silicon Valley influencer, interviewed numerous times in the media, public speaker at conferences and panels
7. Other team members include data scientist with PhD in Computer Science, CTO with Master in Computer Science and thesis in deep learning

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Dea Wilson
CEO and Founder
Serial entrepreneur with 15 years of startup experience and two exits. Wharton MBA. Interviewed and mentioned in Yahoo News, Entrepreneur, Silicon Valley Business Journal, The Next Web, Crunchbase, Profit TV, Pro TV, Investors.com, Startup Grind, etc





Dr. Stylianos Kampakis
Data Scientist
Ph.D in Computer Science, Master in Advanced Computational Systems, Member of Royal Statistical Society, Research Fellow at UCL Centre for Blockchain Technologies. Expert in deep learning, natural language processing, recommender systems, statistics





Daniel Miranda
CTO
Six years of experience building web and mobile applications. Bachelor's degree in Computer Science and a Master's degree in Computer Information Systems with thesis in Deep Learning. Expert in graph databases, modern frontend & backend technologies





Andrei Paraschiv
Designer
More than 14 years of design experience, working on projects for companies such as Maxim, Men's Health, InStyle, MGM, Paramount, Fox, Nivea, Dior, Angst, Honda, etc.



Why people love us



Very experienced Well connected Outstanding network

Benoit Herve
Customer



She can tap into a massive network of technology and business leaders to enable synergistic relationships that would not form organically.
David Mendlen Advisor



Dea has a large community at her hands and has great pitching experience.
Ash Archibald Friend

See more on Buzz

In the news

Forbes

5 Tools For Developing Your Business Network

Developing your business network is essential in growing your company. However, 21st Century technology has changed the way we all network. Instead of cold calling or sending out unsolicited email, we're seeking

April 22, 2019 @ forbes.com

Entrepreneur

Rise of the Content Machines: How Blogs Became a Secret Weapon

8 min read Opinions expressed by Entrepreneur contributors are their own. Content marketing has been around for centuries. Benjamin Franklin began publishing the journal Poor Richard's Almanack to

February 10, 2017 @ entrepreneur.com

Inc.

5 Tools for Developing Your Business Network

Developing a business network is one of the most beneficial things any new entrepreneur can do. Having a community around helps make running your business so much easier for many different reasons--you

November 3, 2014 @ inc.com

THE STORY OF LIFOGRAPH

A few years ago, **Dea Wilson** — **the founder of Lifograph** — was pitching her previous startup in front of a panel of investors. Before pitching, she wanted to know who in her network might be able to make warm introductions. She **started to click from website to website** in order to find out potential connections with these investors. It took her a long time to do the manual research and **trace the dots between her and the investors**.

Dea jotted down this map of relationships and decided to share her research with others who might need it. She could not find the right tool for the job, so **she decided to build it**.

And this is how Lifograph was born.

For the last few years, we have bootstrapped our way through developing a **fully operational networking platform** and **people search engine** that was launched in public beta in 2018.



Lifograph
Search for people and organizations
Add Post
Dea Wilson
About Ron Conway
Lifonet
Lifeline
Lifoboard
Show
Clear

Lifograph relationship map with links between investors Ron Conway (SV Angels), Brad Feld (Foundry Group) and Naval Ravikant (AngelList)

IT'S ALL ABOUT THE PEOPLE

We are all connected. We just don't know how.

Lifograph is drawing a **massive digital map of real life connections** between people and companies.

People are **always looking for other people**, whether it be for a **job, funding, customers, employees, service providers**, etc.

We are building a **GPS for relationships** that will help you **find the shortest path to people and companies** around the world.

We want to help you **find the right individual or organization in just a click of a button**.

WE CONNECT THE DOTS

"Find the people you need in just a click of a button."

We're building the world's largest wiki of people and relationship map
in order to quickly match you with people and companies,
based on your needs, skills and real-life relationships.



Our Founder and CEO Dea Wilson with Brad Garlinghouse, CEO of Ripple — his "Lifenet" on the right.

WE SAVE YOU TIME

Information about people
and companies is scattered
across millions of websites
and search results.

Millions of professionals
spend one-third of their day
searching for information

We do the research, so you
don't have to.



We want to **eliminate the tedious and time-consuming manual search** from finding the right people at the right time.

HIGH DEMAND FOR INFORMATION

Searches for people and companies
on Google & Linkedin



G   **4B+**
     searches/year

in   **12B+**
     searches/year

1.5+ billion hours / year

BRIDGING THE GAP BETWEEN PEOPLE AND COMPANIES

We are building a **proprietary data factory** that allows us to quickly process information and **automatically connect the dots** between people and companies.

HOW IT WORKS

1. We aggregate and curate information through user



BIG DATA
+
WIKIS



generated content and public data

2. We apply data factory workflows and proprietary algorithms

3. We identify your matches based on skills, needs, interests, real life relationships, etc.

4. We predict prospects for your needs, including recruiting, business development, fundraising, sales, etc.

Our curators scour the internet for news and public data about people and companies, then they aggregate the most important information into **searchable profiles, filtered by relationship type**.

CURATED PROFILE INFORMATION



By aggregating information from a variety of public sources in one single place, we want to help you **discover with whom you should connect** and do business with.

Imagine networking at a conference and being able to identify the **top 10 best people to connect with**, out of thousands of attendees.

CHRONOLOGICAL TIMELINES



We are building **relationship maps called "lifonets,"** in which we **map out real-life connections** so you can discover the people and companies that are the **best match for your needs**, as well as the **fastest way to reach** them. We want to make sure that a "warm intro" is indeed "warm."

RELATIONSHIP MAPS



Over the last few years we have built **proprietary technology** that allows us to do **deep data analysis** and extract many **useful insights**.

LIFOGRAPH DATA FACTORY

Millions of nodes, attributes and relationships



High probability matches



Proprietary data processing workflows



To make it easy to navigate and search for the information you need, we have built **filters and search categories** that give you quick access to the data you need, including information about **how people are connected**.

ADVANCED FILTERS



We've built a solid foundation

It was a long road bootstrapping our way through building a **full-blown online networking platform**, but we are now at the point where **we are ready to scale**.

TRACTION

- **463,000+** profiles
- **585,000+** posts
- **1,209,000+** connections
- **25,000 – 30,000** pageviews/month
- **$300,000+** total revenue (events, advertising, data services)
- **53,000+** people on mailing list
- **400+** curators on waitlist (volunteers)
- **Thousands of hours** of data curation completed

Since its inception, the Lifograph team and users have aggregated more than **463,000 profiles** for individuals and companies alike, reaching more than **1.2 million connections** between these profiles.



CONNECTIONS

We have built a **stellar team**, that includes a **data scientist** with a **PhD in Computer Science** and **Member** of the **prestigious Royal Statistical Society**, a **CTO** with Master degree in Computer Science and extensive experience in **graph databases** and **deep learning.** Our advisors include the General Manager of **Microsoft** and the former COO of Technology at **Salesforce**.

Our founder — **Dea Wilson** — is a Wharton MBA and **super-connector**, her network including many Who's Who from business, technology, entertainment, sports, and other sectors.



CEO is a Silicon Valley influencer and speaker at many events and conferences

How do we make money?

Lifograph has generated **more than $300,000 in revenue** since being operational, most of it coming from events, advertising and data services.

Our **next revenue model** includes a **subscription model** for advanced data services and business intelligence.

The Business Intelligence and Analytics **market is massive**, with almost **$23B in market size by 2020**.

It's only up from here

Lifograph is becoming the **go-to source for companies and professionals** looking to **easily connect** with relevant people based on their needs, skills, and real-life relationships.

AS SEEN IN THE MEDIA



Forbes
INVESTOR'S BUSINESS DAILY
Inc.
Entrepreneur
TNW
THE NEXT WEB
NationalTV
StartupGRIND
MIDINERO
NEW CO
PRO TV



Forbes

"What makes Lifograph really appealing is that you have access to a graph that illustrates how people in the industry are connected to each other."

Inc.

"[Lifograph] is shaping up to be one of the most useful tools out there for entrepreneurs in the Silicon Valley."

Entrepreneur

"If you work in bustling tech hubs like Silicon Valley, it is becoming increasingly easy to connect with people who can really push your business forward, thanks to tools like Lifograph."

To date, we've secured more than **$250,000 in investments** from our founders and angel investors and have generated **more than $300,000 in revenue** from our events and services.

With the money raised in this Wefunder campaign **we plan to:**

- increase our platform connections **from 1.2 million to 5 million**

- start monetization via the **subscription model**

- implement **additional data services** and **premium features**

It's all about the people

Lifograph is a company that wants to **celebrate your accomplishments and everyone who helped you along the way**.

Because in life, as well as in business, **it's all about the people...**

IT'S ALL ABOUT THE PEOPLE



Investor Q&A

− COLLAPSE ALL

What does your company do? ˅

Lifograph is building the world's largest wiki of people and relationship map in order to quickly match people and companies with each other, based on their needs, skills, and real-life relationships. We are building a search engine that aggregates public data, news and user-generated content in order to help people and companies find customers, investors, employees, partners, service providers, etc. Users connect on our Lifograph platform by building networks around their needs and skills.

Where will your company be in 5 years? ˅

Our goal in the next 5 years is to reach $40 million in annual revenue, curate more than 30 million profiles, increase the number of connections from 1.2 million to more than 50 millions, while having built out our data services, premium features, and recruiting & advertising solutions. Also, in 5 years we will consider an acquisition or going public.

Why did you choose this idea? ˅

Since information about people & companies is scattered across millions of websites, we've experienced first-hand how time-consuming and difficult it can be to find the right people at the right time. We create chronological timelines and connection maps in order to help you find exactly the people & companies you need, in just a click of a button.

Can you take us back to the beginning. How did you get started? ⌄

Lifograph was founded by Dea Wilson a few years ago after she experienced first-hand how time-consuming and difficult it can be to find the right people at the right time, since information about people and companies is scattered across millions of search results.

Since then, we have bootstrapped our way through developing a fully operational platform that was launched in public beta in 2018.

that was launched in public beta in 2016.

We now have aggregated over 1.2M connections between almost 500K profiles and plan to use the money we raise on Wefunder to increase the number of connections by several millions.

Where have the last few years gotten you? ⌄

The Lifograph team and users have crowdsourced more than 463,000 profiles for individuals and companies alike, aggregating more than 1.2 million connections between these profiles. We have raised $250K from founders and investors and have generated more than $300K in revenue.

Who are your customers? ⌄

Our customers are people and companies who are looking to save time when they are looking for customers, investors, partners, employers or employees, service providers, etc. We aim to connect them with the right person at the right time based on their specific needs, abilities, and real-life relationships.

Who are your competitors? ⌄

Our main competitors are LinkedIn, Crunchbase and Wikipedia. Linkedin's focus is in the professional sector and Crunchbase is focused on funding rounds and acquisitions. Lifograph's vision is to build the largest wiki of people and draw lines between them based on real-life relationships. We plan to cover not only the professional sector but also entertainment, sports, music, politics, academia, etc.

As far as Wikipedia goes, they allow only pages for notable people, so only 100 in 1 million people are listed (0.01%). That leaves out the rest of us, or 99.99% of the world, to be exact. We plan to cover that gap.

What do you understand that your competitors don't get? ⌄

We are all connected. We just don't know how. Lifograph is drawing a digital map of real life connections between people and companies. This is like a GPS for relationships that will help people find business matches in just a click of a button. We want to use technology and artificial intelligence to eliminate the time-consuming manual search from finding the right people at the right time.

Why will you win? ⌄

We have organically amassed an audience of over 53,000 people with whom we communicate each week, and our website consistently generates up to 30,000 organic page views per month.

Once we activate our accelerated marketing efforts, we expect to generate increased reach and user interest. What makes us different from our competitors is crowdsourcing data, richer profile information, granular filtering, high probability matches, and larger target demographics including entertainment, sports, music, academia, military, politics, healthcare, and more.

We have built a stellar team, including a data scientist with a PhD in Computer Science and a CTO with a Master degree in Computer Science and extensive experience in graph databases and deep learning. Our advisors include current and former top executives from Fortune 100 companies, including the General Manager of Microsoft and the former COO of Salesforce. Our founder — Dea Wilson — is a Wharton MBA and super-connector, her network including many Who's Who from business, technology, entertainment, sports, and other sectors.

What's next for your business and why are you raising money now? ⌄

We are raising money to implement our monetization system, which will include paid account levels (Premium, Pro, and Enterprise), beyond the current free Basic level. We will also invest heavily in importing millions of public data points into our system in order to create people connections and make faster and more accurate business matches.

How will you use the funds raised on Wefunder to accomplish the next milestone? ⌄

We will use the funds raised to further our data acquisition efforts and accelerate user and revenue growth. Our next milestone with this raise is to increase the connections on our platform from 1.2 million to 5 million.



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